U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                    FORM 4

                 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
        Section 17(a) of the Public Utility Holding Company Act of 1935
            or Section 30(f) of the Investment Company Act of 1940

/ / Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

1. Name and Address of Reporting Person*

   Chavkin  Arnold  L.
   (Last)  (First)  (Middle)

   c/o Chase Capital Partners
   380 Madison Avenue - 12th Floor
   (Street)

   New York  New York  10017
   (City)  (State)  (Zip)

2. Issuer Name and Ticker or Trading Symbol

   Triton PCS Holdings, Inc. ("TPCS")

3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)


4. Statement for Month/Year

    October 1999

5. If Amendment, Date of Original (Month/Year)


6. Relationship of Reporting Person(s) to Issuer (Check all applicable)

   /X/ Director                            / / 10% Owner
   / / Officer (give title below)          / / Other (specify below)

7. Individual or Joint/Group Reporting (Check Applicable Line)

   /X/ Form filed by One Reporting Person
   / / Form filed by More than One Reporting Person

* If the form is filed by more than one reporting person, see instruction
  4(b)(v).

                         Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

                                                                                         5. Amount
                                                                                            of Secu-
                                                                                            rities
                                                          4. Securities Acquired (A)        Bene-     6. Ownership
                               2. Trans-   3. Trans-         or Disposed of (D)             ficially     Form:
                                  action      action         (Instr. 3, 4 and 5)            Owned        Direct      7. Nature of
                                  Date        Code        -----------------------------     at End       (D) or         Indirect
                                  (Month/     (Instr. 8)                (A)                 of Month     Indirect       Beneficial
1. Title of Security              Day/     -------------     Amount     or     Price        (Instr.      (I)            Ownership
   (Instr. 3)                     Year)     Code     V                  (D)                 3 and 4)     (Instr. 4)     (Instr. 4)
-----------------------------  ----------  ------  -----  ------------  ---  ----------  -----------  -------------  ---------------
Class A Common Stock           10/27/99     J             12,270,744     A     N/A       12,270,744         I           (FN 1)




                            Table II--Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                      (e.g., puts, calls, warrants, options, convertible securities)

                                          2. Conver-                              5. Number of Deriv-         6. Date Exercisable
                                             sion or   3. Trans-                     ative Securities            and Expiration Date
                                             Exercise     action   4. Transac-       Acquired (A) or             (Month/Day/Year)
                                             Price of     Date        tion Code      Disposed of (D)          ----------------------
                                             Deriv-       (Month/     (Instr. 8)     (Instr. 3, 4, and 5)     Date
1. Title of Derivative Security              ative        Day/     -------------  --------------------------  Exercis-    Expiration
   (Instr. 3)                                Security     Year)     Code     V        (A)           (D)       able        Date
----------------------------------------  -----------  ----------  ------  -----  ------------  ------------  ----------  ----------
Series C Preferred Stock                  23 for 1     10/27/99     J                           533,510.63    10/27/99     N/A
(FN 2)


                                                                                      9. Number of   10. Ownership
                                                                                         Derivative      Form of
                                                                                         Securities      Derivative
                             7. Title and Amount of Underlying                           Benefi-         Security:
                                Securities (Instr. 3 and 4)                              cially          Direct      11. Nature of
                             ----------------------------------------  8. Price of       Owned at        (D) or          Indirect
                                                           Amount or      Derivative     End of          Indirect        Beneficial
1. Title of Derivative                  Title              Number of      Security       Month           (I)             Ownership
   Security (Instr. 3)                                      Shares        (Instr. 5)     (Instr. 4)      (Instr. 4)      (Instr. 4)
---------------------------  ---------------------------  -----------  -------------  -------------  --------------  ---------------
Series C Preferred Stock      Class A Common Stock        12,270,744      N/A               0             I             (FN 1)
(FN 2)




Explanation of Responses:

(1) The amount shown represents the beneficial ownership of the Issuer's securities by CB Capital Investors, L.P.("CBCI, L.P."), a portion of which may be deemed attributable to the reporting person because the reporting person is a general partner of Chase Capital Partners ("CCP"), which is the sole limited partner of CBCI, L.P. and the investment manager of CB Capital Investors, Inc., the general partner of CBCI, L.P. The actual pro rata portion of such beneficial ownership that may be deemed attributable to the reporting person is not readily determinable because it is subject to several variables, including CCP's and CBCI, L.P.'s internal rate of return and vesting of interests.

(2) Prior to the closing of the initial public offering of Triton PCS Holdings, Inc., these shares were automatically converted into Class A Common Stock on a 23 for 1 basis.




   /s/ Arnold L. Chavkin                          11/9/99
---------------------------------------    --------------------------
    **Arnold L. Chavkin                             Date




** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).